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RESULTS

4Q21



Legal notice

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; and (viii) the impacts resulting from the pandemic caused by COVID-19. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities

CONSISTENT RESULTS, WITH ENHANCED CAPITAL STRUCTURE AFTER FOLLOW-ON

	4T21	2021
Net Income R$ million	13,724 +19.6% y/y	48,343 +22.5% y/y
Adjusted EBITDA[1] R$ million	1,687 +6.3% y/y	5,559 +7.2% y/y
Net Profit[1,2] R$ million	964 +6.9% y/y	517 -62.8% y/y
Operating Cash Flow R$ million	848 +113.6% y/y	1,567 -11.5% y/y
Net Leverage[1]	3.12x 2.73 x in 2020	2.17x proforma[3]


Sadia

(1) Including expenses with Covid-19 | (2) Continued operations I (3) Proforma leverage, including the R$5,4 billion follow-on *proceedings* I Leverage in USD: 3.02x in 4T21 and 2.73x in 4T20

RESILIENT MARGINS REGARDLESS OF CHALLENGING SCENARIO

GROSS PROFIT AND MARGIN (R$ MILLION) (%)

Covid-19 Costs:
R$ 22.9 mi – 4Q21



25.4%
24.7%
21.3%
20.7%
19.6%
19.1%
21.5%
21.2%
23.0%
22.8%
2,830
2,195
2,226
2,612
3,133
4Q20
1Q21
2Q21
3Q21
4Q21
10.7%
Gross Profit
Gross Margin
Gross Margin ex-Covid-19

ADJUSTED EBITDA AND MARGIN (R$ MILLION) (%)

Covid-19 Costs:
R$ 53.7 mi – 4Q21



14.8%
13.8%
12.4%
12.2%
11.6%
10.9%
11.6%
11.0%
12.7%
12.3%
1,587
1,234
1,271
1,367
1,687
4Q20
1Q21
2Q21
3Q21
4Q21
6.3%
EBITDA
Adjusted EBITDA margin
Adjusted EBITDA margin ex-Covid-19

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CONSISTENT MARGINS DESPITE HARSH COST ENVIRONMENT



COGS/KG - BRF
PRICE - BRF
Accumulated variation in prices and market indices³
100
105
99
99
105
102
99
106
102
117
113
106
121
115
113
138
122
118
151
131
123
167
135
135
163
141
139
180
145
144
183
152
148
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

PRODUCER MARGIN – CHICKEN



185
100
75
jan-19
mar-19
May-19
jul-19
Sep-19
nov-19
jan-20
mar-20
May-20
jul-20
Sep-20
nov-20
jan-21
mar-21
May-21
jul-21
Sep-21
nov-21
jan-22
Chicken Producer Margin⁴
PCI – Production Cost Index – Chicken⁵

PRODUCER MARGIN – SWINE



181
100
84
jan-19
mar-19
May-19
jul-19
Sep-19
nov-19
jan-20
mar-20
May-20
jul-20
Sep-20
nov-20
jan-21
mar-21
May-21
jul-21
Sep-21
nov-21
jan-22
Swine Producer Margin⁴
PCI – Production Cost Index - Swine⁵

(1) COGS/Kg BRF - Consolidated cost of product sold per kilo; (2) BRF Price - Consolidated price - External and Internal Market, exc. FX impact; (3) Market prices: Considers the evolution of the price of corn, soymeal, inputs to produce rigid and flexible packaging, variation in inflation indexes (IPCA, IGP-FGV), Diesel (ANP) and USD.; (4) Source: Bloomberg; (5) Source: Embrapa

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DISCIPLINED EXECUTION OF THE STRATEGIC PLAN

- **Sadia is the most valuable[4] and preferred[1] food brand**
- **Qualy: Absolute Leadership in Preference[1]**
- **Seasonal campaigns:** more than 3 million Christmas kits sold (11% higher than in 2020)
- **Per capita pork consumption increased from 16.1kg to 16.9kg, according to IBGE[2]**
- **Launch of 87 SKUs in 2021**





	PREFERENCE[1]	NPS[1]
Sadia	27.9% + 2.1 p.p.	8.35 + 1.3%
Perdigão	17.1% + 3.4 p.p.	8.71 + 9.4%
Qualy / Claybom / Deline	60.8% + 0.4 p.p.	9.12[3] + 12%


CHESTER

1. Data 4Q21 vs 4Q20. Source: Kantar Insights
2. Comparing 2020 to 2021, Source: Brazilian Institute of Geography and Statistics
3. Qualy NPS (Net Promoter Score)
4. Kantar Brandz

PROGRESS IN THE VALUE-ADDED AND INNOVATIONS STRATEGY

VALUE-ADDED IN BRAZIL[1]

2018	2019	2020	2021
74.2%	75.6%	80.0%	84.6%

INNOVATION REVENUE IN BRAZIL[2] (AS % OF TOTAL REVENUE)

2018	2019	2020	2021
3 %	3 %	6 %	7 %



CHESTER
food Service
SPECIALE
FILÉ MIGNON SUÍNO TEMPERADO
ALMÔNDEGAS de Carne
KIBE
big FÁCIL
VEG&TAL
Qualy
Claybom

(1) Including categories of processed and in natura high value | (2) Launches in the last 24 months

INTERNATIONAL MARKETS WITH ENHANCED VALUE-ADDED PORTFOLIO

- **+12%** in the volume of industrialized products.
- **+ 50 SKUs** launched in 4Q21 and **+120** in 2021.
- Value-added mix represents **20%** of the portfolio.

TURKEY:

- **Price management enables margin recovery,** even with higher costs and devalued exchange rate;
- **Export:** ~20% of the volume;
- Banvit is the market leader and with more than **50%** of **preference**[1].

CHINA:

- **Restructuring of the swine industry with strong volatility in the market, still impacting prices;**
- Challenging production costs putting pressure on margins in the region.

JAPAN:

- Low local inventories with **positive outlook for prices.**

DIRECT EXPORTS:

- Recovery of demand and prices.
- Increase of industrialized products.
- **3 countries** granted new export licenses[3]

GULF COUNTRIES:

- **Improvement of the economic environment;**
- Leadership in the main categories, with 38,1% marketshare[2] for Sadia;
- Signature of the MOU[4] with PIF[5] to operate the full poultry production chain in Saudi Arabia.



Source: (1) Ipsos; (2) Nielsen, 2021; (3) South Africa, Singapore e Oman; (4) Memorandum of Understanding; (5) Public Investment Fund


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ingredients

NEW BUSINESSES

CIRCULAR ECONOMY WITH VALUE-ADDED GENERATION

- Evolution of the portfolio with value-added products based on innovation and co-development with customers.
- **5% of EBIT** coming from **innovation projects,** with the evolution of functional nutrition through **technology**.
- Results increasing in the last 3 years & accounting **for 8% of BRF total EBITDA in 2021.**



PET FOOD: PACE OF GROWTH AS PLANNED

HERCOSUL AND MOGIANA INTEGRATION PROCESS	Beginning of logistics and industrial facilities optimizations. Ongoing supply chains synergies.
PRODUCT AND LINE LAUNCHES	Portfolio improvement. 4 SKUs launched in 4Q21.
BUSINESSES	Balance achieves 3rd place[2] in Dry Dog Foods in the Self-Service channel[1].



BIOFRESH Balance NATURAL brf

Fonte: [1] Company management, [2] Nielsen Scantrack – ano 2021 – Self-service

VISION 2030 & ESG: ADVANCES OF 2021

VISION 2030: ADVANCES IN 2021

OMNICHANNEL

- Signing of the contract to make BRF products available on **the Bees platform**, with potential coverage of **+550,000 customers**
- Record sales at **Mercato em Casa** and on the aggregator platforms: Ifood, Cornershop and Rappi
- Opening of new **Mercato Sadia** stores in Greater São Paulo.



VALUE-ADDED SWINE

- **17** new products focusing on **convenience and practicality:** Suíno Fácil and seasoned cubed and strips products line
- **Campaigns** focused on **breaking consumption barriers and** increasing per capita consumption in Brazil



READY-MEALS

- Expansion to **new platforms:** Sadia Speciale and Livre&Lev
- Expansion of the Seasonal line with the launch of **Chester lasagna**



VEG&TAL
VEG&TAL

ALTERNATIVE PROTEINS

- **A complete portfolio** with **10 products** Sadia Veg&Tal, the alternative protein brand best known by customers[1]
- Launch of **ready-to-eat Veg&Tal snack**
- Venture Capital investment in Aleph Farms for the **production of cultured meat**



DIGITAL TRANSFORMATION JOURNEY

- **Commodities 4.0 Journey**
- **Expansion and automation** of production units, with focus on the Industry 4.0
- Focus on **diluting fixed costs and reducing expenses**

Source: (1) Kantar Insights

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BRF ESG
HIGHLIGHTS


NET
ZERO
2040

Net Zero Commitment in Greenhouse Gas (GHG) emissions by 2040



First carbon neutral vegetable chicken by Sadia Veg&Tal .



Sustainable Grain Purchasing Policy for 100% traceability of grains from the Amazon and Cerrado by 2025


Qualy

First margarine to offset 100% of its packaging through recycling.


Instituto
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More than 170 thousand people impacted by the BRF Institute partnerships. *Cozinhas Solidárias, Comida Invisível*, and projects of the *Nossa Parte Pelo Todo* fund.

Donation of R$ 50 million to face COVID through partnerships

[B]³ Consecutive Listing in the ISE portfolio and in B3's Carbon Efficient Index (ICO2) .

"Company of the year" in communication by Aberje Award

The only Brazilian company in the food sector in Forbes' "World's Best Employers" global ranking and the best Brazilian company evaluated in the ranking "The 100 Most Sustainably Managed Companies in the World",



CAPITAL STRUCTURE



CAPITAL MANAGEMENT | CAPITAL STRUCTURE REINFORCED WITH *FOLLOW-ON*

NET LEVERAGE


2.68x
2.89x
2.90x
2.73x
2.96x
2.73x
3.06x
3.12x
2.17x
17,332
15,589
15,311
14,557
14,152
15,318
14,791
16,682
11,932[1]
1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21
5.20 5.48 5.64 5.20 5.70 5.00 5.44 5.58
USD/BRL (PTAX)
Net Debt (R$ million)
Net Debt / Adjusted EBITDA 12M
Net Debt / Adjusted EBITDA 12M [proforma[1]]

DEBT MATURITY PROFILE[2]

Gross Debt	Average Term
Reais (R$): 33%	4Q20: 8.1 years
Other currencies: 67%	4Q21: **9.0 years**

S&P rating upgrade after *follow-on* to BB in global scale and to AAA in Brazil.


REPORTED INDEBTEDNESS
16,748
3,000
5,400
8,348
2,861
2,505
1,936
1,094
3,411
1,451
765
498
4,352
1,000
4,464
Liquidity 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 ... 2050
Cash and Equivalents[3]
Follow-on proceedings
Revolving Credit Facility
Debt BRL
Debt Foreign Currency

Adjusted Net Debt/EBITDA U12M USD: 3.02x | [1] Including the R$5.4 billion *follow-on* proceedings. [2] The debt profile and schedule considers only the principal of the debts and eventual derivatives aiming at currency exchange (cross currency swaps). To reconcile the presented value with the total debt it is necessary to add the appropriated interest and deferred costs (R$1,119 million 4Q'21 / R$644 million 4Q'20), Other Financial Liabilities (R$968 million 4Q'21 / R$386 million 4Q'20) and Other Financial Assets (-R$144 million 4Q'21 / -R$378 million 4Q'20). [3] 73% of the cash is denominated in hard currency and 27% in other currencies.

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FINAL REMARKS


Banvit

CLOSING REMARKS

OPPORTUNITIES

- Reinforcement of the capital structure
- Geographical diversification: Saudi Arabia, new strategic regions and expansion of export licenses
- Portfolio and capacity development
- Efficiency and digital transformation
- Expansion of the customer base in Brazil with BEES

CHALLENGES

- Macroeconomic environment in Brazil and Turkey

Brazil[1]			Turkey	Global
IPCA[2]	GDP[3]	SELIC[4]	TURKISH LIRA[5]	FREIGHT[6]
10.06% vs. 4.52%	0.36% vs. 2.50%	11.50% vs. 4.50%	21% devaluation	90% increase

- Cost inflation (commodities, costs and expenditures)
- Protectionist measures

(1) Comparison 12/31/2020 vs. 12/31/2021;(2) National Broad Consumer Price Index – accumulated 12 months| Source: IBGE; (3) Gross Domestic Product | Source: Brazil Central Bank – FOCUS report – 2022 projection in 31/12/2020 vs 31/12/2021; (4) Source: Brazil Central Bank – FOCUS report – 2022 projection in 31/12/2020 vs 31/12/2021; (5) Comparison between the average of 2021 vs. 2020 | Source: Bloomberg; (6) Comparison between the average of 2021 vs. 2020 - Global Supply Chain Pressure Index | Source: New York Federal Reserve Economic Research.

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Q&A



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brf **4Q21**

RESULTS

Sadia Perdigão Qualy Claybom Banvit ساديا Sadia Perdix

BIOFRESH Balance Guabi Natural

For more information about BRF access: **brf-global.com**

IR Contacts:
+55 11 2322 5377
acoes@brf-br.com

NET DEBT EVOLUTION[1] (R$ million)


+650 (+3.9%)
16,682
1,567
988
279
226
17,332
Societal EBITDA
+ R$ 1,761
Working capital, tax and others[2]
- R$ 918
CAPEX:
- R$ 1,024
M&A
+ R$ 37
Financials (Cash):
- R$ 174
Cash – Net Interest
- R$ 105
Debt FX Var.:
- R$ 198
Share buyback:
- R$ 28
Net Debt 3T21
Operational Cash Flow
Investment Cash Flow
Financing Cash Flow
FX Var., Share buyback
Net Debt 4T21

(1) Financial Cash Flow discounting Derivatives, Cash Effect and Foreign Exchange Variation of Cash from Investments.
(2) Tax monetization of R$288 million

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FREE CASH FLOW STATEMENT OF 4Q21 (R$ million)


1,761
(401)
(517)
1,024
37
22
120
(3)
OPERATING CASH FLOW
R$ - 843 MILLION
INVESTMENT CASH FLOW
R$ -988 MILLION
FINANCIAL CASH FLOW
R$ 142 MILLION
Reported EBITDA¹
Working Capital
Others
CAPEX with IFRS16
M&A and Asset Sales
Financial, Derivatives and Net Interest
Cash FX Variation
Free Cash Flow

[1]Reconciliation between reported EBITDA and Adjusted EBITDA is available at page 14 of the Management Report.
[2]Includes changes in taxes, provisions, salaries/benefits, and others.